GUINNESS GHANA BREWERIES LIMITED RENOUNCEABLE RIGHTS ISSUE QUALIFYING DATE AND CLOSURE OF REGISTER OF MEMBERS

Following the approval by Guinness Ghana Breweries Limited’s (“GGBL” or the “Company”) shareholders at an Extra-ordinary General Meeting (“EGM”) held at the National Theatre on 14 June 2011, the Company is pleased to announce a GHS 70 million Renounceable Rights Issue of 46,666,667 ordinary shares of no par value at GHS 1.50 per share (the “Offer”). The Offer will be in a ratio of 1 new share for every 3.5287 existing shares held.

Pursuant to section 34 of the Companies Code 1963 (Act 179) and regulations 40(b) and  44(3) of the Ghana Stock Exchange Listing Rules, 2006 the Register of Members of GGBL will be closed to the general public on 30 September 2011 to 03 October 2011 (both days inclusive).

The ex-rights and qualifying dates for the Offer have been set for 28 September 2011 and 30 September 2011 respectively. Only shareholders on the register of members of GGBL as at the close of business on 30 September 2011 will be entitled to participate in this Offer.

Applications will only be accepted from qualifying shareholders or investors who have had rights renounced in their favour, subject to the Rules of the Ghana Stock Exchange, the terms of the Offer and other applicable laws.

The proceeds from the Offer will enable GGBL to reduce its trade and interest bearing debt and allow the Company to continue to invest in capital projects to take advantage of growth opportunities in Ghana.

The Securities and Exchange Commission (“SEC”) approved GGBL’s Renounceable Rights Issue Prospectus (the “Prospectus”) on 08 September 2011. The Ghana Stock Exchange on 25 August 2011 also gave GGBL approval to list additional shares pursuant to a successful Offer. The Offer will commence on 17 October 2011 and close on 14 November 2011.

IC Securities (Ghana) Limited is acting as Financial Advisor and Sponsoring Broker to GGBL in connection with   the Offer.

The Prospectus will be sent to qualifying shareholders shortly after the book closure date.

Issued by:

Guinness Ghana Breweries Limited,
Industrial Area, Kaasi,
P.O. Box 1536,
Kumasi.

12 September 2011